Exhibit 10.25

February 6, 2001

Pam Britton

28092 Paseo Rincon

Mission Viejo, CA  92692

Dear Pam:

We are pleased to offer you the position of Executive Vice President of Operations for Gloria Jean’s Gourmet Coffee.  This is a critical position with responsibility for the successful operations of Gloria Jean’s franchisees.  As you know, we are currently the second largest specialty Coffee Company in the United States. We view this as a unique opportunity to create something really special.

Our offer is as follows:

•	Base salary - $3,365.38 per week (paid on a bi-weekly basis) which equates to $175,000 annually.
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Incentive/Bonus plan - For the first year of employment only this award will pay out a guaranteed amount of $52,500 at the end of 12 months of employment.  You will then be eligible to participate in our Executive Vice President level incentive plan, up to 30% of your annual base salary, which is paid based upon achievement of specific financial goals agreed upon with the Chief Executive Officer.  This award will be prorated for stub portion remaining of fiscal 2001/2002 only.

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Stock Options - The Company will issue you options to purchase at least 20,000 shares of Diedrich Coffee.  The strike price of the shares will be the trailing 5 day average of the price of the shares from the day you begin employment.  These options vest over 3 years at a rate of 33% per year.  The Board reviews issuance of additional stock options annually. This option grant will be subject to Board approval.

•	Vacation - You will be entitled to 3 weeks of vacation during your first year of employment. Additional vacation time will be earned as plan eligibility requirements are met.
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Benefits - You will participate in the company’s executive benefits plan. Your initial salary will be increased $99.06 per bi-week to provide employee +1 coverage and deducted pretax to pay your portion of the premium.  The benefit program may be modified from time to time.  Future changes to employee contribution levels will be your responsibility.

•	401(k) participation based on plan eligibility criteria.

•	Employment at will - you may resign at any time and Diedrich Coffee may terminate your employment at any time, with or without cause or notice.
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Termination not for cause - Should your employment be terminated for reasons other than cause (cause meaning willful misconduct, repeated failure to perform duties, fraud or dishonesty, felonious, or criminal acts), and you execute a simple release of claims agreement you will be entitled to bi-weekly payments equal to six months of your then current salary.  In any event, these payments would cease if you accept other employment or accept work as an independent contractor.  Additionally, this benefit would not apply in the event of your death or inability to perform the job due to disability.

•	This position reports directly to the Mike Jenkins, Chief Executive Officer of Diedrich Coffee.
•	Start date will be on or before February 26, 2001.

We look forward to your early response in becoming part of our team.  Please confirm your acceptance of this offer by signing and returning an executed copy to Matt Kimble.

Very truly yours,

J. Michael Jenkins
Chief Executive Officer, Diedrich Coffee Inc.

I accept the position of Executive Vice President of Operations for Gloria Jean’s Gourmet Coffee, effective on or before February 26, 2001 on the above terms and conditions.

Pamela Britton	Date